UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period February 2006	File No: 0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.  Certification of Interim Filings – CEO

2. Certification of Interim Filings – CFO

3. Interim Financial Statements for the period ended September 30, 2005

4. Management Discussion and Analysis for the period ended September 30, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: __February 26, 2006________________	Signed: /s/ Joanne Freeze Joanne Freeze, Director

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Joanne Freeze, Chief Executive Officer, certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Candente Resource Corp. (the “issuer”) for the interim period ending September 30, 2005;

2.    Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2005

“Joanne Freeze”

Joanne Freeze

Chief Executive Officer

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Peter deVisser, Chief Financial Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Candente Resource Corp. (the “issuer”) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2005

"Peter de Visser"

Peter deVisser

Chief Financial Officer

CANDENTE RESOURCE CORP.

Consolidated Financial Statements
September 30, 2005
(Stated in U.S. Dollars)

These financial statements have not been reviewed by the Company’s auditor

CANDENTE RESOURCE CORP.
Consolidated Balance Sheets
(Stated in U.S. Dollars)

	September 30, 2005 (unaudited)	December 31, 2004
A S S E T S
Current Assets Cash and cash equivalents	$ 1,683,978	$ 1,045,641
Amounts receivable	32,945	61,755
Due from related party (note 5)	42,642	47,316
Prepaid expenses and deposits	35,709	68,047
Marketable securities	21,531	20,799
	1,816,805	1,243,558
Value-added tax receivable (Peru)	404,201	252,245
Mineral properties	6,061,004	4,978,944
Equipment (note 6)	139,633	147,469
	$ 8,421,643	$ 6,622,216
L I A B I L I T I E S Current Liabilities Accounts payable and accrued liabilities	$ 163,273	$ 122,140
Due to related parties	3,123	29,538
Exploration funds		268,392
	166,396	420,070
S H A R E H O L D E R S E Q U I T Y Share capital (note 3)	12,352,685	9,455,852
Contributed surplus	1,328,391	1,218,269
Deficit	(5,425,829)	(4,471,975)
	8,255,247	6,202,146
	$ 8,421,643	$ 6,622,216

Approved on behalf of the Board of Directors:

Joanne Freeze

Peter de Visser

Director

Director

CANDENTE RESOURCE CORP.

Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Expenses Amortization of equipment	$ 11,731	$ 5,297	$ 28,617	$ 23,834
Bank charges and interest	2,026	1,640	10,110	5,947
Corporate development	41,766	23,661	107,412	121,472
Foreign exchange (gain) loss	(44,763)	(90,845)	(71,138)	12,992
Interest income	(14,714)	(7,879)	(22,666)	(40,803)
International security	18	4,452	2,042	26,450
Investor relations	23,740	11,015	41,409	55,987
Legal, audit and accounting	30,477	28,235	76,394	66,907
Management and office salaries	27,036	28,237	109,561	78,032
Office, rent and miscellaneous	33,649	25,249	85,992	87,449
Promotion and travel	20,735	17,700	106,878	95,847
Regulatory and filing fees	7,858	510	32,643	17,806
Shareholder communications	11,872	15,236	55,878	52,481
Stock-based compensation expense (Note 4)	1,014	36,168	110,122	232,359
Recovery of exploration bonds previously written-off	(108)	-	(77,418)	-
Write-off of mineral properties	358,018	-	358,018	2,246
Loss for the period	(510,355)	(98,676)	(953,854)	(839,006)
Deficit - beginning of period	(4,915,474)	(3,655,373)	(4,471,975)	(2,915,043)
Deficit - end of period	$(5,425,829)	$(3,754,049)	$(5,425,829)	$(3,754,049)
Loss per share	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	43,718,954	36,104,226	40,867,054	35,642,851

CANDENTE RESOURCE CORP.
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Cash provided by (used for): Operating Activities Loss for the period Adjustment for items not involving cash:	$ (510,355)	$ (98,676)	$ (953,854)	$ (839,006)
Amortization of equipment	11,731	5,297	28,617	23,834
Stock based compensation	1,014	36,168	110,122	232,359
Recovery of exploration bonds	-	-	(77,418)	-
Write-off of mineral properties	358,018	-	358,018	2,246
Exploration funds receivable	14,699	-	-	-
Amounts receivable	31,416	11,593	28,810	3,445
Prepaid expenses and deposits	(715)	(59,213)	32,338	(88,853)
Marketable securities	(1,138)	-	(732)	-
Accounts payable and accrued liabilities	13,908	(119,696)	41,133	57,825
Due to/from related parties	166	(10,241)	(21,741)	(50,872)
Funds used for operating activities	(81,256)	(234,768)	(454,707)	(659,022)
Investing Activities Joint venture funds received		298,114		298,114
Value-added tax receivable	(114,446)	-	(151,956)	-
Acquisition of equipment	14,525	(18,922)	(20,781)	(96,607)
Mineral property exploration costs	(981,455)	(738,041)	(1,576,758)	(1,683,916)
Mineral property acquisition costs	95,008	(10,853)	(132,268)	(258,676)
Mineral property cost recoveries	-	207,219	100,000	393,703
Funds used for investing activities	(986,368)	(262,483)	(1,781,763)	(1,347,382)
Financing Activity Cash received for common shares issued	-	23,849	3,015,037	503,993
Share issue costs	-	-	(140,230)	-
	-	23,849	2,874,807	503,993
Net increase (decrease) in cash and cash equivalents	(1,067,624)	(473,402)	638,337	(1,502,411)
Cash and cash equivalents - beginning of period	2,751,602	2,643,695	1,045,641	3,672,704
Cash and cash equivalents - end of period	1,683,978	2,170,293	1,683,978	2,170,293

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
(Stated in U.S. Dollars)
(unaudited)

	Balance December 31,2003	Expenditures	Write-off or Recovery	Balance December 31, 2004	Expenditures	Write off or Recovery	Balance September 30, 2005
PERU	$	$	$	$	$	$	$
El Tigre Property Acquisition costs	66,700	11,376	(29,111)	48,965	9,600	-	58,565
Deferred exploration costs: Assays	2,967	292	-	3,259	39	-	3,298
Equipment maintenance and rental	396	1,454	-	1,850	438	-	2,288
Field supplies and travel expenses	14,306	14,994	-	29,300	1,714	-	31,014
Field office and personnel	29,255	56,749	-	86,004	(236)	-	85,768
Geological and geophysical	56,604	30,191	(52,158)	34,637	3,105	-	37,742
Maps and publications	8,578	215	-	8,793	45	-	8,838
Site security	-	-	-	-	90	-	90
Exploration recovery	-	-	(100,000)	(100,000)	-	(50,000)	(150,000)
	178,806	115,271	(181,269)	112,808	14,795	(50,000)	77,603
Lunahuana Property Acquisition costs	71,495	16,687	-	88,182	20,272	-	108,454
Deferred exploration costs: Assays	8,400	681	-	9,081	98	-	9,179
Equipment maintenance and rental	2,717	193		2,910	222	-	3,132
Field supplies and travel expenses	23,170	983	-	24,153	699	-	24,852
Field office and personnel	43,566	5,630	-	49,196	4,927	-	54,123
Geological and geophysical	102,322	3,579	-	105,901	2,082	-	107,983
Maps and publications	5,368	218	-	5,586	810	-	6,396
Site security	-	-	-	-	67	-	67
	257,038	27,971	-	285,009	29,177	-	314,186
Las Sorpresas Property Acquisition costs	62,939	9,538	(29,111)	43,366	8,474	-	51,840
Deferred exploration costs: Assays	4,371	887	-	5,258	79	-	5,337
Equipment maintenance and rental	-	2,365	-	2,365	261	-	2,626
Field supplies and travel expenses	199	15,909	-	16,108	2,826	-	18,934
Field office and personnel	20,752	67,019	-	87,771	6,605	-	94,376
Geological and geophysical	10,022	65,502	-	75,524	15,284	-	90,808
Maps and publications	-	389	-	389	241	-	630
Site security	-	-	-	-	1,175	-	1,175
Exploration recovery	-	-	(100,000)	(100,000)	-	(50,000)	(150,000)
	98,283	161,609	(129,111)	130,781	34,945	(50,000)	115,726

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
(Stated in U.S. Dollars)
(unaudited)

	Balance December 31, 2003	Expenditures	Write-off or Recovery	Balance December 31, 2004	Expenditures	Write-off or Recovery	Balance September 30, 2005
	$	$	$	$	$	$	$
Picota Property Acquisition costs	39,956	13,234	-	53,190	8,250	-	61,440
Deferred exploration costs: Assays	4,714	53	-	4,767	18	-	4,785
Equipment maintenance and rental	6,386	37	-	6,423	35	-	6,458
Field supplies and travel expenses	11,570	314	-	11,884	194	-	12,078
Field office and personnel	18,811	2,124	-	20,935	2,030	-	22,965
Geological and geophysical	38,527	952	-	39,479	770	-	40,249
Maps and publications	2,616	490	-	3,106	30	-	3,136
	122,580	17,204	-	139,784	11,327	-	151,111
Pamel Property Acquisition costs	72,354	13,514	-	85,868	18,654	-	104,522
Deferred exploration costs: Assays	26,037	111	-	26,148	48	-	26,196
Equipment maintenance and rental	42,782	2,104	-	44,886	314	-	45,200
Field supplies and travel expenses	23,639	2,647	-	26,286	728	-	27,014
Field office and personnel	99,856	7,278	-	107,134	5,565	-	112,699
Geological and geophysical	114,936	11,208	-	126,144	3,873	-	130,017
Maps and publications	9,890	263	-	10,153	55	-	10,208
Site security	-	-	-	-	90	-	90
Options payments received	(145,000)	-	-	(145,000)	-	-	(145,000)
	244,494	37,125	-	281,619	29,327	-	310,946
Las Brujas Property Acquisition costs	13,801	3,000	-	16,801	6,000	-	22,801
Deferred exploration costs: Assays	2,570	36	-	2,606	13	-	2,619
Equipment maintenance and rental	-	25	-	25	26	-	51
Field supplies and travel expenses	6,489	1,116	-	7,605	144	-	7,749
Field office and personnel	17,857	6,830	-	24,687	1,620	-	26,307
Geological and geophysical	14,209	647	-	14,856	570	-	15,426
Maps and publications	2,277	37	-	2,314	15	-	2,329
	57,203	11,691	-	68,894	8,388	-	77,282

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
(Stated in U.S. Dollars)
(unaudited)

	Balance December 31, 2003	Expenditures	Write-off or Recovery	Balance December 31, 2004	Expenditures	Write-off or Recovery	Balance September 30, 2005

	$	$	$	$	$	$	$
Canariaco Property Acquisition costs	100,518	19,915	-	120,433	14,268	-	134,701
Deferred exploration costs: Assays	355	21,001	-	21,356	78,689	-	100,045
Drilling	-	245,911	-	245,911	411,209	-	657,120
Equipment maintenance and rental	756	41,568	-	42,324	47,195	-	89,519
Field supplies and travel expenses	5,647	81,719	-	87,366	84,193	-	171,559
Field office and personnel	54,008	149,205	-	203,213	297,178	-	500,391
Geological and geophysical	56,304	176,560	-	232,864	202,141	-	435,005
Maps and publications	3,121	3,777	-	6,898	8,482	-	15,380
Site security	-	11,334	-	11,334	16,859	-	28,193
	220,709	750,990	-	971,699	1,160,214	-	2,131,913
Alto Dorado/Toril Property Acquisition costs	82,477	26,962	-	109,439	22,411		131,850
Deferred exploration costs: Assays	16,167	27,617	-	43,784	485	-	44,269
Drilling	-	146,010	-	146,010	-	-	146,010
Equipment maintenance and rental	27,514	73,456	-	100,970	7,586	-	108,556
Field supplies, camp and travel	36,471	108,678	-	145,149	10,176	-	155,325
Field office and personnel	150,688	237,353	-	388,041	18,790	-	406,831
Geological and geophysical	68,768	429,675	-	498,443	46,858	-	545,301
Maps and publications	14,423	18,042	-	32,465	12,006	-	44,471
Site security	-	15,430	-	15,430	6,331	-	21,761
	396,508	1,083,223	-	1,479,731	124,643	-	1,604,374
Other Properties Acquisition costs	125,898	121,829	-	247,727	46,365	-	294,092
Deferred exploration costs: Assays	42,577	4,196	-	46,773	7,128	-	53,901
Equipment maintenance and rental	27,494	3,568	-	31,062	5,316	-	36,378
Field supplies and travel expenses	58,258	13,908	-	72,166	18,307	-	90,473
Field office and personnel	130,615	55,983	-	186,598	24,652	-	211,250
Geological and geophysical	126,431	72,861	-	199,292	31,178	-	230,470
Maps and publications	28,105	6,855	-	34,960	3,719	-	38,679
Option payments received	(10,000)	-	-	(10,000)	-	-	(10,000)
Site security	-	-	-	-	2,270	-	2,270
Write-down for impairment of properties	(25,000)	-	-	(25,000)	-	-	(25,000)
	504,378	279,200	-	783,578	138,935	-	922,513
Peru - Total	2,079,999	2,484,284	(310,380)	4,253,903	1,551,751	(100,000)	5,705,654

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
(Stated in U.S. Dollars)
(unaudited)

	Balance December 31, 2003	Expenditures	Write-off or Recovery	Balance December 31, 2004	Expenditures	Write-off or Recovery	Balance September 30, 2005
	$	$	$	$	$	$	$
CANADA (NEWFOUNDLAND) Linear Property Acquisition costs	60,638	48,215	(19,593)	89,260	-	(89,260)	-
Deferred exploration costs: Assays	4,329	299	-	4,628	3	(4,631)	-
Drilling	50,281	-	-	50,281	-	(50,281)	-
Equipment maintenance and rental	6,980	954	-	7,934	965	(8,899)	-
Field supplies and travel expenses	45,291	2,927	-	48,218	221	(48,439)	-
Field office and personnel	27,259	2,239	-	29,498	995	(30,493)	-
Geological and geophysical	142,603	5,359	-	147,962	3,900	(151,862)	-
Maps and publications	1,582	8	-	1,590	-	(1,590)	-
Telecommunications	1,911	228	-	2,139	35	(2,174)	-
	340,874	60,229	(19,593)	381,510	6,119	(387,629)	-
Virgin Arm Property Acquisition costs	116	-	-	116	1	-	117
Deferred exploration costs: Assays	3,753	8	-	3,761	261	-	4,022
Equipment maintenance and rental	3,750	86	-	3,836	612	-	4,448
Field supplies and travel expenses	11,009	57	-	11,066	80	-	11,146
Field office and personnel	15,827	180	-	16,007	816	-	16,823
Geological and geophysical	72,662	1,239	-	73,901	2,948	-	76,849
Maps and publications	102	-	-	102	-	-	102
Telecommunications	743	9	-	752	219	-	971
	107,962	1,579	-	109,541	4,937	-	114,478
Staghorn Property Acquisition costs	75,081	27,828	(26,146)	76,763	51,490	(51,490)	76,763
Exploration bonds	-	10,603	-	10,603	15,826	(15,032)	11,397
Deferred exploration costs: Assays	3,369	3,217	(980)	5,606	17,880	(17,553)	5,933
Drilling	-	-	-	-	145,094	(145,094)	-
Equipment maintenance and rental	2,108	8,706	(2,306)	8,508	13,828	(12,467)	9,869
Field supplies and travel expenses	10,483	14,720	(6,785)	18,418	19,282	(19,231)	18,469
Field office and personnel	2,696	12,128	(2,635)	12,189	12,733	(11,909)	13,013
Geological and geophysical	48,943	104,876	(75,524)	78,295	86,629	(83,753)	81,171
Maps and publications	260	60	(29)	291	31	(31)	291
Telecommunications	838	897	(398)	1,337	2,727	(2,496)	1,568
	143,778	183,035	(114,803)	212,010	365,520	(359,056)	218,474

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
(Stated in U.S. Dollars)
(unaudited)

	Balance December 31, 2003	Expenditures	Write-off or Recovery	Balance December 31, 2004	Expenditures	Write-off or Recovery	Balance September 30, 2005
	$	$	$	$	$	$	$
Island Pond, Eastern Pond and Paul=s	184,973	174,183	(359,156)	-	1,159	(1,159)	-
Pond Properties
Duder Property	37,051	145,746	(182,797)	-	708	(708)	-
Other Properties Acquisition costs	71,637	-	(71,637)	-	-	-	-
Exploration bonds	-	25,624	(17,159)	8,465	-	(8,465)	-
Deferred exploration costs: Assays	8,400	5,076	(10,889)	2,587	15	-	2,602
Equipment maintenance and rental	7,888	-	(7,464)	424	88	-	512
Field supplies and travel expenses	29,279	3,664	(31,555)	1,388	308	-	1,696
Field office and personnel	15,335	-	(13,760)	1,575	4,601	-	6,176
Geological and geophysical	78,209	38,164	(108,953)	7,420	3,288	-	10,708
Maps and publications	860	3	(862)	1	121	-	122
Telecommunications	1,755	411	(2,046)	120	462	-	582
	213,363	72,942	(264,325)	21,980	8,883	(8,465)	22,398
Canada Total	1,028,001	637,714	(940,674)	725,041	387,326	(757,017)	355,350
Mineral Properties	3,108,000	3,121,998	(1,251,054)	4,978,944	1,939,077	(857,017)	6,061,004

CANDENTE RESOURCE CORP.
Notes to Consolidated Financial Statements
September 30, 2005
(Stated in U.S. Dollars)
(Unaudited)

1.

NATURE OF OPERATIONS

The Company is federally incorporated in Canada and its activity is the acquisition and exploration of mineral properties in Peru and Newfoundland, Canada. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to complete the exploration and development of the properties, and upon future profitable productions or proceeds from the disposition thereof. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) and should be read in conjunction with the Company’s annual audited financial statements and accompanying notes for the year ended December 31, 2004 as these statements do not contain all the disclosures required by Canadian GAAP for annual financial statements. These interim financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for a full year.

3.

SHARE CAPITAL AND RELATED INFORMATION

a)

Authorized: Unlimited number of common shares without par value.

b)

Issued

	Nine months ended September 30, 2005 (Unaudited)		Year ended December 31, 2004
	Number of Shares	$	Number of Shares	$
Balance, beginning of year	36,212,704	9,455,852	34,387,454	8,933,796
Private Placements	7,450,060	2,874,807(3)	-	-
Stock options	-	-	280,500	51,721
Warrants	-	-	1,434,750	402,403(1)
Mineral Properties	56,250	220,276	110,000	48,790
Stock-based compensation	-	-	-	19,142(2)
Balance, end of period	43,718,954	12,352,685	36,212,704	9,455,852

(3)

550,000 shares for Cdn$291,000 were issued on the exercise of flow-through share purchase warrants.

(4)

Portion of stock-based compensation previously recorded attributed to options exercised in the year.

(5)

Net of $140,230 in cash share issue costs.

4. SHARE CAPITAL AND RELATED INFORMATION (continuted)
a) Share purchase options
	Options	Weighted-Average Exercise Price ($Cdn)	Expiry Date Range
Outstanding & exercisable at	3,321,250	0.52	January 30, 2006 - October 31, 2008
December 31, 2004 Granted	1,000,000	0.70	January 10, 2010 - July 6, 2010
Expired/cancelled	(189,000)	0.15
Outstanding & exercisable at	4,132,250		January 30, 2006- June 6, 2010
September 30, 2005

During the current nine-month period, the Company recorded stock-based compensation expense of US$110,122, with an offsetting credit to contributed surplus.

The fair value of options included in the expense recorded in the current period has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.33%; an expected life of 5 years; an expected volatility of 49.31%; and no expectation for the payment of dividends.

b) Share Purchase Warrants Outstanding

Number of Warrants	Exercise Price ($Cdn)	Expiry Date
312,500	1.00	October 21, 2005
300,000	0.70	October 22, 2006
612,500	Weighted-average exercise price Cdn $0.85

5.

RELATED PARTY TRANSACTIONS

At September 30, 2005:

•

The Company is owed US$40,000 for a loan and $2,642 for an expense advance made to a director during the prior year. These amounts are secured, non-interest bearing, and payable on demand.

•

The Company owed US$3,123 to companies controlled by directors for administration, geological consulting fees.

6.	EQUIPMENT
				Net Book Value
		Cost	Accumulated Amortization	September 30, 2005	December 31, 2004
Office furniture and equipment		$ 23,338	$ 12,036	$ 11,302	$ 13,096
Computer equipment		38,277	22,377	15,900	15,320
Security equipment		13,410	3,911	9,499	11,175
Truck		12,889	7,379	5,510	16,369
Canada subtotal		87,914	45,703	42,211	55,960
Exploration equipment (Peru)		203,448	106,026	97,422	91,509
		$ 291,362	$ 151,729	$ 139,633	$ 147,469

7.

 SEGMENTED INFORMATION

	September 30,	December 31,
	2005	2004
	(Unaudited)
Assets by geographic segment: Canada	$ 2,446,999	$ 1,983,045
Peru	5,974,644	4,639,171
	$ 8,421,643	$ 6,622,216

8.       CASH AND CASH EQUIVALENTS

•

The Company holds 9,637 grams ($141,184) of Gold bullion.

CANDENTE RESOURCE CORP.
MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the period ended June September 30, 2005 compared with the period ended September 30, 2004. This information is current to November 1, 2005 and has not been reviewed by the Company’s auditors.

Introduction

The discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Consolidated Financial Statements and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Operations) in United States dollars. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Results of Operations

The Net Loss for the Quarter totaled ($510,355), or ($0.01) per share, compared to a loss of ($98,676), or ($0.00) per share, in the prior year. The main differences in expenses between the two years are as follows:

·

International Security expense of ($18) has decreased compared to ($4,452) in the third quarter of 2004 as the Company felt the use local security services to be more beneficial in protecting its personnel in the field;

·

Legal, audit and accounting of ($30,477) versus ($28,235) in 2004 due to higher legal expenses related to the Company being listed on the Toronto Stock Exchange;

·

Management and Office salaries of ($27,036) versus ($28,237) in 2004.

·

Promotion and Travel increased to ($20,735) from ($17,700) in 2004 and Corporate Development increased to ($41,766) from ($23,661) in 2004 as management attended many industry conferences during the period and also traveled more to Peru.

·

Stock-based compensation expense decreased to ($1,014) from ($36,168) in 2004, as fewer options were granted.

The company earned interest income of $14,714 in third quarter of 2005 compared to $7,879 in 2004 due to higher average cash balances, which was combined with a Foreign Exchange Gain of $44,763 in 2005 compared to a gain of $90,845 in 2004, which was due to favorable exchange rates for the Canadian dollar against the US Dollar.

The operational effectiveness of the Company’s activities in Peru has improved due to an increasingly favorable Canadian to U.S. dollar and Peruvian sole exchange rate. The Company maintains its own equipment, premises and staffing in Peru and as a result management believes that cost control is very good. The Company’s properties are located in various climate zones in Peru and as a result the Company is always able to conduct activities on some of its properties.

The following is a summary of the key exploration projects the Company has been working on:

Canariaco

The Canariaco property covers three porphyry copper-gold prospects in the Western Cordillera of the Peruvian Andes and was acquired (100% interest) from the Peruvian government in an auction for US$75,000. At that time 10 drill holes had intersected 100 to 300 metres of significant copper mineralization over an area measuring 1 km by 1.2 km.

The property lies in the Canares District of Ferrenafe Province in Northern Peru about 100 km NE of the city of Chiclayo and 700 km NNW of Lima. Access to the property is from Chiclayo along a paved road to Batan Grande and then via gravel road. Travel time to the property from Chiclayo averages 6 hours by four-wheel drive vehicle. There is also a paved highway 12 km north of the property that could be connected to in future to provide better access the property. The area is sparsely populated however; a local labour force is readily available and favourable to exploration and development. Elevations range from 2500 to 3200m above sea level.

Copper mineralization was first discovered at Canariaco by the British Geological Survey in 1970 through a stream sediment sampling program. In 1973, Ingemmet drilled 5 holes into the Canariaco Norte area of the property. 4 of the 5 holes returned copper intersections. Placer Dome optioned the property in 1994. They conducted additional surface sampling and drilled 3 new diamond drill holes at Canariaco Norte. All 3 holes returned copper intersections. Placer withdrew from their property option in January 1997.

In 1998, Minero Peru solicited for joint venture partners on the property. Billiton was selected and signed an option agreement in February 1999. Billiton conducted a detailed exploration of the property assisted by the construction of a new access road and camp site at the property. Billiton conducted detailed geological mapping of Canariaco Norte, Canariaco Sur and a third porphyry system they discovered and named Quebrada Verde. Billiton also conducted soil and rock chip sampling as well as IP and ground magnetic surveys over all 3 systems and re-logged all previous drill holes. At the conclusion of the preliminary work, Billiton drilled 7 holes of 1128.20 meters in total. 3 of the new holes were drilled at Canariaco Norte, 3 at Canariaco Sur and 1 hole at Quebrada Verde. The Canariaco North program extended the area of known mineralization 500m further south that that previously defined. Although the new Canariaco Norte holes returned only near-economic grades of copper mineralization, Billiton did proceed with metallurgical test work, including diagnostic leach tests on 12 samples of core conducted by SGS in Santiago, Chile. The tests determined copper recoveries of 85-90% of material with a head grade of 0.78%. Billiton concluded the resource was potentially leachable. Billiton dropped the property option during a period of low mineral prices where they decided to focus on larger and more advanced properties.

In March 2001, Candente engaged engineering consultants Knight Piesold Ltd. to evaluate the Canariaco property for the necessary infrastructure for developing a SX-EW mine. Knight Piesold identified several suitable sites for heap leach pads and waste stockpiles within relative proximity to the Canariaco Norte zone.

Due to the rise in copper prices, the Company resumed work on the project during the first quarter of 2004. Initial exploration comprised geological mapping, rock chip and bulk sampling, and a magnetics (geophysical) survey. This exploration helped to delineate drill targets and from September to November 2004, 2648m of core was drilled in 12 holes which averaged 0.67% copper over 167m in the Norte Zone.

An independent preliminary inferred mineral resource estimate was completed on March 23rd, 2005 on the Canariaco Norte Zone of the Canariaco property. This estimate is considered to be very preliminary as this resource makes up less than 15% of the volume of known mineralization. The report estimates an inferred resource of 76.5 million tonnes (Mt) grading 0.614% copper and 0.099 grams per tonne (gpt) gold at a cut-off grade of 0.30% copper. Contained metal in the resource equals 1,035 million pounds of copper and 243,000 ounces of gold.

PRELIMINARY INFERRED RESOURCE

Cut-off Grade (% Cu)	Tonnes (Million)	Copper Grade (% Cu)	Gold Grade gpt	Contained Copper (Million lbs)	Contained Gold (Ounces)
0.5	58.5	0.672	0.104	866	195,000
0.4	71.0	0.634	0.101	992	230,000
0.3	76.5	0.614	0.099	1,035	243,000

Total silver content has not been estimated yet as analyses were not available for all of the holes. The seven holes analysed to date show an average of 2.5 gpt silver.

The mineral resource estimate is based on assay results from 2891.4 metres of drill core from a total of 3451.4 drilled in 15 holes of which 12 were drilled by Candente in 2004 and 3 were drilled in 1973 and 1995 by Ingemmet and Placer Dome. The Candente holes were drilled at 100 metre spacings. The estimations for the preliminary resource were capped at a copper grade of 2.0% and a gold grade of 0.3 gpt. Independent geologist James A. McCrea, P.Geo., a Qualified Person as defined by National Instrument (NI) 43-101, was responsible for the mineral resource estimate dated March 23rd, 2005 The resource estimate is classified as an Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101. Mineral resources, which are not mineral reserves, do not guarantee economic viability. Candente is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The NQ-size core from the 2004 drill program was cut in half with a diamond saw and sampled at two metre intervals on the property. One half of the split core was collected by Candente's Peruvian geologists in accordance with industry standards and submitted to Actlabs in Lima, Peru for copper. Copper was analyzed by a four acid leach process on a 50 g split to give values for total copper, acid soluble copper, cyanide soluble copper and residual sulphide copper. Pulps from some of the same samples were sent to Actlabs laboratory in Ancaster, Ontario, Canada and analysed for an additional 36 elements (including silver) using Inductively Coupled Plasma (ICP). Gold analyses on all the holes were carried out by Actlabs, Lima using Fire Assay Fusion and Atomic Absorption method on a 50g split. Five percent of all core samples were also sent to a second laboratory for check assays of total copper and total gold. Quality Assurance and Quality Control (QA/QC), including the use of sample standards, blanks and duplicates as well as chain of custody was monitored by Candente.

The core from the 1973 drill program was collected along 2 metre lengths and analysed for copper and molybdenum. The core sizes were NCD to 50 m depth, NXWL to 170 m depth and BXWL for the remainder of the hole. A total of 66 composite geological samples were analysed for total copper, molybdenum, silver and gold. The “frio de la dithizina-benceno” assay method (colorimetric analysis) was used. Analyses were carried out by Plenge Laboratory in Lima and the laboratory of INGEMMET. Candente cannot comment on the reliability of the sampling and analyses carried out, however, the fact that this INGEMMENT hole (73-001) was twinned by Candente’s 04-008 hole and the results are very similar indicate that the data is reliable.

The core from Placer Dome’s 1995 drill program was sent to and analysed by SGS-XRAL labs in Lima for copper, gold and molybdenum. No specific information on how they handled the core is available, however data from professional geologists of large companies is considered to be of high quality. In addition, Joanne Freeze has direct experience working with Placer Dome and believes that they would have had detailed QA/QC programs in place at Canariaco. These would have included the use of blanks, standards, and check assays.

Drilling is currently underway to expand the resource at Canariaco Norte. 13 holes (05-013 to 05-026) were drilled in the summer of 2005 totaling 4365m. The first drill hole in this phase was collared 150m south of the area included in the Preliminary Inferred Resource and all subsequent holes were collared 150m apart. The most southerly hole is 750m south of the Phase I drilling grid. All holes intersected significant widths of leachable copper which when added to the 12 holes drilled in 2004, demonstrates that leachable copper occurs over a minimum area of 1.2km long by 450m wide and up to 346m thick. Leachable copper makes up 44% of the deposit to date. All results are posted at www.candentecom/s/PeruProjects_Canariao.asp.

The 13 holes nearly tripled the surface expression and more than doubled the vertical extent of grid-drilled copper mineralization. For this reason, the potential for an additional 325 Mt of copper mineralization has been added to the existing inferred resource of 76.5 Mt. Estimated grade for the 325 Mt potential is between 0.45% and 0.65% Cu.

The potential tonnage was derived by multiplying the surface area by the average width of mineralized intercepts (to give cubic m (m3)) by the specific gravity (tonnage factor derived from testing for the inferred resource estimate). Specifically this is 500 m east-west by 775 m north-south by 336 m vertical by 2.50 tonnes/m3. The area of influence used for the 325 Mt potential was 100 m laterally and 60 m vertically whereas the area of influence (circular search radius) used in the inferred resource was 75 m laterally and 60 m vertically. The difference is due to the drill hole density of the two areas and the presence of visible mineralization in additional drill holes (05-26 and 05-27) and on surface. Porphyry copper deposits tend to be more homogeneous than most deposits so the application of the variograms from the resource calculation in the northern area is applicable to the calculations for the southern half. The area included in the 325 Mt potential and the area of the preliminary resource estimate are homogeneous in lithology, alteration and mineralization. The potential tonnage estimate does not include leach cap, late mineral dykes and lower grade breccia zones especially at the bottom of the holes, which will likely be considered to be waste material.

The tonnage and grade estimate of the area added to the deposit by 2005 drilling is preliminary and conceptual in nature. At this time, there has been insufficient exploration in the additional area to define a mineral resource outside of the existing mineral resource of 76.5 Mt already reported. In addition, drill holes may be too widely spaced and geology too speculative to have detailed economic considerations applied to them which would allow the calculation of an inferred mineral resource estimate for the additional area and it is uncertain if further exploration will result in the definition of a larger inferred mineral resource estimate on the property. There is no certainty that the additional 325 Mt potential will be realized. Further drilling is needed to upgrade the potential tonnage to an inferred category. However, there is no guarantee that further drilling will intersect what has been assumed for this calculation.

Drilling continues to expand the size of the deposit beyond the 325 Mt potential and 4 holes have been drilled to date (05-026 to 05-029). These holes have all intersected significant copper mineralization and the results will be reported on a timely basis given that each step out will be expanding the deposit size.

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chuco. It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. In the Ana-Olla zone anomalous levels of gold, copper and several other elements in soils overlie an extensive hydrothermal alteration zone, which has a north-south extent of 9 km and an east-west extent of 2 to 3km. An Induced Polarization (IP) survey completed in October, 2004, has outlined a chargeability anomaly over an area extending 7 km by 1 km and is still open. The chargeability signature is typical of disseminated mineralization found in porphyry deposits and occurs within the geochemical anomalies and alteration zone. A Time Domain EM (TDEM) survey was also carried out over the Toril zone high sulphidation target areas and identified several high resistivity targets.

A Phase One diamond (core) drilling program comprising 1050 metres in nine holes was carried out in July and August of 2004. The holes were drilled to depths of 46m to 201m. Eight of the holes were drilled in the Toril zone high sulphidation gold zone and one in the combined Ana-Olla zone porphyry gold-copper zone. Two of the eight holes at Toril were terminated prior to reaching target depths due to drilling difficulties.

The most significant results from the drilling were obtained in the Ana-Olla Zone where diamond drill hole (DDH) 04-008 intersected alteration and mineralization typical of gold-copper porphyry deposits over a depth of 189 metres. The IP survey was not completed at the time of the drilling and therefore the drill hole was targeted using geochemistry and geology only. Once the IP survey had been interpreted it was evident that DDH-04-008 was drilled in a fault zone and on the margin of the extensive IP chargeability anomaly. Porphyry style alteration and mineralization is evident on surface above the chargeable body over a 1.8 km length and 0.8 km width.

Chalcopyrite and chalcocite (copper minerals) occur as disseminations (particles) and in quartz stockwork over much of the drill hole. Molybdenum (Mo) was observed starting at 80 metres to the bottom of the hole as disseminations and in stockwork. Gold (Au) and copper (Cu) levels ranging from 0.1 grams per tonne (gpt) to 1.2 gpt Au and 0.1 percent (%) to 0.69% Cu occur in 100 of the 130 samples collected. The average grades intersected over the 160 metres of mineralization in this hole are 0.22 gpt gold and 0.17% copper, which demonstrate a strong gold and copper bearing system but are not believed to be in the best part of the porphyry system. All of the data is compiled and a follow-up drilling program is being planned.

El Tigre

El Tigre is an epithermal gold/silver exploration project located in Northern Peru approximately 30 km east of the city of Chiclayo and totals approximately 3200 hectares. The property lies adjacent to a paved road and travel time from Chiclayo is about 30 minutes. The El Tigre property is located in the Coastal belt of Peru where exploration is possible year round. El Tigre is an epithermal gold project where gold values from 0.5 to 9.5 gpt occur over a 2 km long target area. Mineralization is considered to be low sulphidation (El Penon type). El Penon produces gold at $44 per ounce for Meridian Gold in Chile, which makes El Tigre an excellent exploration target type.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex is required to spend US$250,000 on the project by June 30, 2004, which will be used to delineate drill targets. This work was delayed due to exploration commitments elsewhere in Peru. The agreement has been approval by the TSX Venture Exchange. Under the option agreement with Orex Ventures, Candente will carry out additional geophysical surveys, geological mapping and rock chip sampling to delineate drill targets on the project.

Las Sorpresas

The Las Sorpresas property covers 2,827 hectares in Northern Peru. It lies about 600 km north of Lima and about 40 km north of the city of Cajamarca. It is located just south-south-east of the Yanacocha deposits held by Buenaventura and Newmont. Nine separate deposits have been discovered to date at Yanacocha and reserves are reported to be in the order of 35 million ounces of gold. The Yanacocha deposits are high sulphidation epithermal gold deposits occurring within a mid to late Miocene dome field and associated volcaniclastic rocks. Structural controls are north-easterly and noirth-westerly. Copper mineralization occurs at depth below the gold deposits.

Reconnaissance geological mapping and a preliminary stream sediment sampling survey have been conducted over the property. Levels of gold are highest (189 to 789 parts per billion) towards the centre of the property indicating a potential gold source within Las Sorpresas. Anomalous levels of mercury occur in soils also near the centre of the property. Mercury is one of the exploration tools used to discover buried gold zones at Yanacocha.

The property is underlain by siliceous tuffs belonging to the Calipuy Formation, which are similar to those hosting the Yanacocha deposits. Several circular, semi-circular and domal features have been identified on the northern end of the claims. North-easterly structures crosscut the property.

Argillic alteration at the northwestern end of the property is believed to be part of the system that hosts one of the Yanacocha deposits. Rock samples from this area contain strongly anomalous values of mercury (3000 to >5000 ppb). Opalized and brecciated feldspar porphyry containing both early and late stage opal, likely represents the shallow portions of an epithermal system. In other parts of the property, stream sediment samples are anomalous in gold, mercury, arsenic and lead.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex is required to spend US$250,000 on the project by June 30, 2004 which will be used to delineate drill targets. The agreement has been approval by the TSX Venture Exchange.

The property remains largely unexplored and the company has a very limited understanding of the property’s geology. Additional field work, including mapping and sampling, will be necessary in order to more fully understand the property’s geology and its potential to host epithermal deposits. In 2004 several IP lines were completed on the north end of the property. Results were not definitive. Under the option agreement with Orex Ventures, Candente will conduct exploration on the project.

Staghorn

The Staghorn property is located in Southwestern Newfoundland, approximately 60 kilometres southeast of the seaport of Stephenville. The property comprises 3 licenses with 196 claims covering approximately 4900 hectares. The claims were staked by Edwin Northcott and Gilbert Lushman, two local prospectors, between 1998 and 2004. Candente Resource Corp (Candente) has an option to purchase 100% interest in the claims from the prospectors. On March 15, 2004, Candente entered into an agreement with Goldcorp Inc. ("Goldcorp"), whereby Goldcorp has the right to earn a 70% interest in the Staghorn property by financing all exploration and acquisition costs and completing a bankable feasibility study by January 2010. Bankable feasibility must be reached by January 2010 or Goldcorp must spend a minimum of $1,000,000 per year starting in 2009 to keep the option current.

Large tonnage gold potential with similarities to intrusion-hosted orogenic deposits in the Tien Shans in Central Asia (Muruntau and Kumtor: 175 and 19 Moz) has been recognized on the Staghorn Property. Similarities include host rocks, structural setting, alteration, mineralization and metal suites.

During the summer of 2003, Candente carried out exploration on the property which included: an interpretation of a 1981 Airborne magnetic/EM Survey for structure, geology and magnetic anomalies; collection of 15 lake bottom sediment samples; 89 rock float, grab and channel samples; and geological mapping. The 89 rock samples comprise: 49 one meter outcrop channel samples from trenches TR-02-1 to TR-02-3 in Area 1; 5 subcrop samples from historic pits dug in 2001 in deep overburden east and west of Area 1; 12 selected outcrop samples from various traverses along the area to the south of Wood Lake; and 23 angular, locally derived rock float samples.

Gold values ranging from 0.5 to 25.7 grams per tonne (gpt) - (many in the 3 to 5 gpt range) occur in Area 1 in rocks comprising 1m channels in trenches, selected samples and angular float in pits over a 70 by 30 m area. The trenched portion extends 42 meters (m) in length and 10 to 20 m in width. This recently discovered zone was exposed by the removal of 10 metres of overburden. Locally derived angular, mineralized float can be found for several hundreds of meters on either side of the trenched bedrock mineralization. Overburden masks outcrop exposure outside the trenched area and on much of the property.

In June 2004 Candente identified several high chargeability zones. These zones appear to be associated with gold mineralization as they both occur within the same structural trend. The high chargeability signature also fits that expected for a sulphide bearing gold system similar to the type of mineralization found to date on the property. The high chargeability zones were identified by a recently completed Induced Polarization (IP) survey and covered 3.2 km of strike length. Gold has been identified to date at several locations over 2.5 km of the same trend.

In April 2005 Candente conducted a 12 hole, 1868 metre drill program. The program was funded by Goldcorp and was carried out by Petro Drilling Company Limited of Newfoundland. Drilling targeted combinations of Induced Polarization chargeability highs, gold bearing structures interpreted from ground magnetics and airphoto interpretation, and associated anomalous gold values from trenches, rock float and lake bottom sediments. Several targets remain untested due to problems with weather and drilling.

Of the twelve holes drilled, nine tested for gold in a number of different target combinations along the main trend of gold mineralization. Two holes tested the potential for Buchans and Messina style volcanogenic massive sulphide (VMS) stratigraphy. The final hole was located to test a unit of felsic volcanic rocks that trend into the north end of Wood Lake where elevated base metals values occur in lake-bottom sediments. This hole did not reach bedrock due to overburden drilling difficulties.

The following grades and widths of gold mineralization were intersected in two holes that tested a felsic sill/dyke along a major structure: 1.49 grams per tonne (gpt) over 1.5 m, 1.69 gpt over 1.5 m, 2.01 gpt over 0.9 m, 6.25 gpt over 1.0 m and 11.25 gpt over 1.5 m within two larger intervals of 1.47 gpt over 22.5 m and 0.23 gpt over 52.9 m from the respective holes. While these results are considered to be anomalous, the possibility of encountering a large bulk tonnage gold deposit within the explored area has been reduced.

The two holes that tested for VMS style stratigraphy did not intersect any base metal mineralization within interbedded mafic volcanic and sedimentary rocks. IP chargeability highs were explained by the presence of thinly banded pyrite within the sedimentary units. The more favourable felsic volcanic stratigraphy in the northern portion of the Staghorn property remains untested.

In light of the results obtained and the recent base and precious metal VMS discovery made by Messina Minerals Inc., 35 km to the northeast of the Staghorn property, the sequence of felsic volcanic and sedimentary rocks found in the northern portion of the Staghorn property, is considered to have the best potential for further exploration on the property.

Linear

Given the results to date on the Linear property, the Company has decided that no further exploration is warranted and the property has therefore been dropped.

Virgin Arm

The Virgin Arm property is a 2,300 hectare gold exploration project located in the Botwood Basin of central Newfoundland. The property lies just north of the town of Summerford, approximately 80 kilometers north of the City of Gander. Access is by Provincial Highway from Gander to Summerford. The Company originally staked 89 claims on April 5, 2002. On September 26, 2002, the Company staked an additional 3 claims along the northern part of the original property.

During the 1980’s, the Geological Survey of Canada conducted regional lake bottom sampling. Based upon these results, Noranda Exploration Company Limited staked a series of claims in the area, which included the current boundaries of the Virgin Arm property. From 1989 to 1996, Noranda conducted an exploration program consisting of prospecting and reconnaissance geochemistry sampling over portions of the property. In 2002, Candente followed up the Noranda results with prospecting, silt and rock sampling, coarse gold panning, linecutting, soil sampling and grid geological mapping. 5 new gold showings have been identified to date.

During 2003, the Company conducted mapping, sampling and trenching on the property. During 2004, the Company reviewed the results and further exploration on the project would consist of a two step exploration program on the property. The first would include soil and rock chip sampling in target areas previously identified through prospecting. The second would include pitting and trenching to test bedrock beneath areas of encouraging gold results in soil and/or rock samples taken during step one.

Summary of Quarterly Results

Net loss by quarter

	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
2005	(320,344)	(123,155)	(510,355)	-	(953,854)
2004	(446,656)	(293,674)	(98,676)	(717,926)	(1,556,932)
2003	(103,997)	(115,483)	(80,290)	(1,301,728)	(1,601,498)

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain its activities.

Capital Resources and Liquidity

The company raised gross proceeds of Cdn$3,725,000 on closing a private placement on April 22, 2005 whereby the company issued 7,450,000 shares @ $0.50. In consideration of introductions made to two of the placees, Meridian Capital International Inc. received a commission in the amount Cdn$173,250 and 300,000 share purchase warrants. The commission is 7% of proceeds from the two placees and the warrants are equal to 6% of the number of the shares sold to the two placees. Each warrant entitles the holder to purchase one common share of Candente at a price of $0.70 for a period of eighteen months until October 22, 2006

During the Quarter, the Company did not issue any shares on the exercise of options or warrants.

The Company has adequate financial resources to conduct its activities for the balance of the year and currently does not anticipate difficulties in raising additional funding if needed. Of the total 4,132,250 options outstanding. 1,659,750 options are “in the money” at November 1, 2005, and are potentially exercisable to generate $676,977.50 in additional funding.

There is however, no assurance that any future funding can be accomplished as it would be wholly dependent on the state of the capital markets for junior gold exploration companies. The Company does not anticipate the payment of dividends in the future.

Off-Balance Sheet Arrangements - no off-balance sheet arrangements.

Related Party Transactions

Details of these related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 5 to the Financial Statements.

Changes in Accounting Policy - no changes

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, gold, short-term investments, receivables, accounts payable and accrued liabilities, some of which are denominated either in Canadian dollars, U.S. dollars or Peruvian soles. These accounts are recorded at their fair market value. The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar. In the three months ended September 30, 2005, the Company recorded a foreign exchange Gain of $44,763 compared to a gain of $90,845 in the same period in 2004. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in soles or U.S. dollars.

The Company has placed its cash and cash equivalents in liquid bank deposits which provide a variable rate of interest.

Outstanding Share Data

The Company has one class of common shares: as at October 26, 2005 there were 43,718,954 common shares outstanding.

The Company has a stock option plan: As at October 26, 2005, there were 4,132,250 stock options outstanding, of which 3,427,000 have vested.

The Company has 300,000 warrants outstanding as at October 26, 2005. The warrants are exercisable @ $0.70, expiring October 22, 2006.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discover of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to endure title to all its properties and secured access to surface rights, these titles or rights may be disputed.